PROGEN
                                                              INDUSTRIES LIMITED
                                                              ABN 82 010 975 612



May 16 2006


CLARIFICATION OF THE DATE FOR INVESTOR TELECONFERENCE

The following is for clarification of the date for Investor Teleconference regarding Progen's announcement on 16 May 2006 titled "Progen Prepares for Accelerated Clinical Development of PI-88 Following FDA meeting".

For US callers the correct date is Tuesday 16 May and will occur at the following time 4.30pm West Coast USA, 7.30pm East Coast USA.

The time and date for the Australian callers remains unchanged at 9.30am Australian EST on Wednesday 17 May.



Yours Sincerely


/s/ Linton Burns


Linton Burns
Company Secretary